

Mario Gabelli
@MarioGabelli

Dril-Quip (DRQ)...vote scheduled for tomorrow...based on our long term research on company ...we are voting against deal...new CEO a plus ..but "terms of trade' unfair..(stated in simple terms .deal stinks for DRQ holders),,,challenge is voting % held by ETFs ..notably V & BlackRock

9:26 AM · Sep 4, 2024 · **720** Views